Exhibit 99.2

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Adds Significant Additional Resources of 502,800 Gold Equivalent Ounces at its Molejon Operation Complex – Palmilla Deposit

Vancouver, BC – October 30, 2012: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is pleased to announce a National Instrument 43-101 ("NI 43-101") compliant Pit Constrained mineral inferred resource for its Palmilla deposit, located on the Company’s wholly-owned Belencillo concession and associated with its Molejon gold operations in the Donoso District, Colon Province, Republic of Panama.

Petaquilla is currently conducting additional drilling to expand the resource base and to upgrade the inferred mineral resources to the measured and indicated mineral category at Palmilla. Additionally, the Company is currently investigating the metallurgical aspects of the deposit and receiving encouraging results.

Mineral Resource Estimates

The NI 43-101 compliant Pit Constrained mineral resources in the Palmilla deposit are estimated to contain approximately 19.7 Mt of inferred resources of gold averaging 0.50 grams of gold per tonne, copper averaging 0.18% copper per tonne and silver averaging 0.54 grams of silver per tonne using a cutoff grade of 0.1 g/t Au as set out in Table 1 below.

TABLE 1 INFERRED MINERAL RESOURCES WITHIN WHITTLE SHELL DESIGN (AS OF OCTOBER 26, 2012)
	Kt	Au Contained		Cu Contained		Ag Contained		Au Equiv. Contained oz
		g/t	oz	%	Klbs	g/t	oz
Inferred	19,725	0.50	318,500	0.18	80,368	0.54	345,600	502,800

  Numbers may differ due to rounding

  Resources are constrained within Whittle shell

  Resources are reported using 0.1 g/t Au cutoff

  Gold Equivalent Ounces : 502,800

  Gold $1,600/oz., Copper $3.54/lb., Silver $30/oz.

  Recoveries Au 85%, Ag and Cu 75%

  Costs: $2.10/t mined, Processing and G&A $14.00/t

  Royalties Au 4% and Cu 5%

Drill hole samples from 2012 were analyzed by ALS Chemex of North Vancouver, BC. Historical project drill hole samples were analyzed by TSL Laboratories of Saskatoon, SK.

Qualified Persons

Mr. Rejean Sirois, eng., and Mr. Louis-Pierre Gignac, eng., of G Mining Services Inc., are qualified persons and independent consultants who prepared the mineral resource estimate for the purposes of NI 43-101 and have reviewed and approved the numbers included in this press release. Andrew J. Ramcharan, P. Eng., the Company's internal qualified person, has current knowledge of the project and has reviewed and approved the contents of this press release.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this press release constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as “believes”, “expects”, “plans”, “estimates” or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “are projected to” be taken or achieved) are not statements of historical fact, but are forward-looking statements.

Forward-looking statements relate to, among other things, the NI 43-101 resource calculations and anticipated internal rates of return, payback periods, net present values and mine life relating to the Palmilla deposit; all aspects of the development and future operation and production of the Molejon gold mine and the development of the Botija Abajo, Palmilla, Oro del Norte and Lomero-Poyatos deposits; the outcome and timing of decisions with respect to whether and how to proceed with such development and production; the timing and outcome of any such development and production; estimates of future capital expenditures; mineral resource estimates; estimates of permitting time lines; statements and information regarding future feasibility studies and their results; production forecasts; future transactions; future metal prices; the ability to achieve additional growth; future production costs; future financial performance, including the ability to increase cash flow and profits; future financing requirements; and mine development plans.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Company contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein as well as: there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Molejon gold mine and the Botija Abajo, Palmilla, Oro del Norte and Lomero-Poyatos deposits being consistent with the Company’s current expectations; political developments in any jurisdiction in which the Company operates being consistent with its current expectations; certain price assumptions for gold and silver; prices for key supplies being approximately consistent with current levels; production and cost of sales forecasts meeting expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates; and labour and materials costs increasing on a basis consistent with the Company’s current expectations.

A variety of inherent risks, uncertainties and factors, many of which are beyond the Company’s control, affect the operations, performance and results of the Company and its business, and could cause actual events or results to differ materially from estimated or anticipated events or results expressed or implied by forward looking statements.

Some of these risks, uncertainties and factors include fluctuations in the price of gold and silver; the need to recalculate estimates of resources based on actual production experience; the failure to achieve production estimates; variations in the grade of ore mined; variations in the cost of operations; the availability of qualified personnel; the Company’s ability to obtain and maintain all necessary regulatory approvals and licenses; the Company’s ability to use cyanide in its mining operations; risks generally associated with mineral exploration and development, including the Company’s ability to develop its deposits; the Company’s ability to acquire and develop mineral properties and to successfully integrate such acquisitions; the Company’s ability to obtain financing when required on terms that are acceptable to the Company; challenges to the Company’s interests in its property and mineral rights; and current, pending and proposed legislative or regulatory developments or changes in political, social or economic conditions in the countries in which the Company operates; and general economic conditions worldwide.

Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and, except as required by law, the Company does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change. Readers are cautioned not to put undue reliance on forward-looking statements.

About Petaquilla Minerals Ltd. – Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama—a region known historically for gold content. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.